Exhibit 99.1

First Phosphate Reports University Research Reports Relating to the
Geological Characterization of its Three Bégin-Lamarche Phosphate Zones

Saguenay, Quebec – January 10, 2025 – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to announce two research reports by Queen’s University and Université de Québec à Chicoutimi.

The purpose of these reports is to describe and interpret the mineralogy, petrology, and geochemistry of the Mountain, North and South Zones of the Bégin-Lamarche igneous (anorthosite-hosted) phosphate deposit. The Bégin-Lamarche deposit is part of the 1.14 Ga Lac-Saint-Jean Anorthositic (LSJA) Suite, Québec, which is the largest anorthosite complex in the world. The studies are as follows:

Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (Mountain Zone), Lac-Saint-Jean Anorthositic (LSJA) Suite, Quebec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries

 Drs. Sandeep Banerjee, Sarah Dare, Peir K. Pufahl

Department of Geological Sciences and Geological Engineering, Queen’s University

Département des Sciences Appliquées/LabMaTer, Université du Québec à Chicoutimi (UQAC)

 January 6, 2025

https://firstphosphate.com/MountainZone

Characterization of First Phosphate’s Bégin-Lamarche Phosphate Deposit (North and South Zone), Lac-Saint-Jean Anorthositic (LSJA) Suite, Quebec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries

Drs. Sandeep Banerjee, Sarah Dare, Peir K. Pufahl

Department of Geological Sciences and Geological Engineering, Queen’s University

Département des Sciences Appliquées/LabMaTer, Université du Québec à Chicoutimi (UQAC)

January 6, 2025

https://firstphosphate.com/NorthSouthZone

Details on First Phosphate’s assets in the Saguenay-Lac-St-Jean region of Quebec, can be found at:  https://firstphosphate.com/projects/begin-lamarche

Details on First Phosphate’s pilot plant for the purification of Quebec igneous anorthosite can be found at:  https://firstphosphate.com/projects/pilot-plant

Details on First Phosphate’s pilot plant for the manufacture of PPA from Quebec igneous phosphate can be found at:  https://firstphosphate.com/projects/ppa-production

Details on First Phosphate’s strategy for the creation of a fully integrated LFP battery supply chain in North America based on establishing an LFP battery valley in the Saguenay-Lac-St-Jean region of Quebec can be found at:  https://firstphosphate.com/lfp-battery-strategy

First Phosphate believes that Quebec igneous anorthosite phosphate rock is an untapped source of high purity phosphate which can potentially be mined and transformed into large quantities of PPA to service North America’s need for LFP batteries.

Investor Outreach Engagement

The Company has engaged Emerging Markets Consulting, LLC (“Emerging Markets”) to provide investor relations and communications services to the Company.  The services will include continuing social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting,  corporate video dissemination, and investor relations services. The term of the agreement with Emerging Markets is for a period of 12 months beginning January 8, 2025.  Emerging Markets is based in Florida, USA and can be reached at 321-206-6682.  The cash compensation for the engagement is USD $150,000.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”).

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

 Bennett Kurtz, CFO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; and the potential of the mining and transformation of Quebec igneous anorthosite phosphate rock into large quantities of PPA to service North America’s need for LFP batteries.

 These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024.

 There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 21, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.